UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to .

Commission file number 1-12552

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc. One Talbots Drive Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Exhibit 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
  The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 25, 2004

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments—at fair value:
Participant loans	$2,662,473	$2,501,929
Common stock - The Talbots, Inc.	13,315,891	11,678,868
Mutual funds	67,075,021	49,192,993
Common/collective trusts	25,273,001	21,946,474

Total investments	108,326,386	85,320,264

Cash	1,757	300

Receivables:
Employer contributions	—	37,779
Employee contributions	—	117,049
Due from broker for investments sold	2,782	21,018
Dividends and interest	14,356	31,288

Total receivables	17,138	207,134

Total assets	108,345,281	85,527,698

LIABILITIES:
Payable to broker for investments purchased	19,329	40,858
Accrued management fee	2,970	3,509
Excess contributions payable	100,668	111,134

Total liabilities	122,967	155,501

NET ASSETS AVAILABLE FOR BENEFITS	$108,222,314	$85,372,197

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Contributions:
Employer	$3,129,141	$3,269,593
Employee	9,980,211	9,744,668
Rollover	162,681	268,062

Total contributions	13,272,033	13,282,323

Investment activity:
Dividend and interest income	1,146,874	1,592,651
Net appreciation (depreciation) in fair value of investments	13,851,320	(13,759,221)

Total investment activity	14,998,194	(12,166,570)

DEDUCTIONS:
Benefit payments	5,361,084	4,298,872
Administrative plan expenses	59,026	58,829

Total deductions	5,420,110	4,357,701

NET INCREASE (DECREASE)	22,850,117	(3,241,948)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,372,197	88,614,145

End of year	$108,222,314	$85,372,197

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information—The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989 and amended and restated effective as of January 1, 1997 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the eligibility year of service. American Express Trust Co. (“AETC”) Retirement Services serves as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation—Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 50% of the participant’s compensation up to $12,000, indexed for inflation in accordance with the Internal Revenue Code (the “Code”). Effective January 1, 2002, participants who are ages 50 and older are permitted to make additional, catch-up contributions. The catch-up contribution limit was $2,000 and $1,000 for the fiscal years 2003 and 2002, respectively.

Contributions—During each Plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the years ended December 31, 2003 and 2002 was 50% of the employee contribution up to 6% of the employee compensation.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and company matching contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds, two common/collective trusts and a Company common stock fund as investment options for participants.

Vesting and Forfeitures—All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $93,068 and $108,320, respectively. These accounts will be used to reduce Plan administrative expenses.

Benefit Arrangements—The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59½. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Talbots common stock fund in the form of whole shares of Company common stock.

Participant Loans—Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2003, interest rates on outstanding loans range from 5.0% to 10.50%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices. Shares of mutual funds are recorded at net asset value based on quoted market prices. Fair values of investments that do not have readily ascertainable market values (such as common/collective trusts) have been estimated by the trustee based on the underlying publicly traded assets of the portfolio. These investments aggregated $25,273,001 or 23.3% of the assets of the Plan at December 31, 2003 and $21,946,474 or 25.7% of the assets at December 31, 2002. Investment gain (loss) related to these assets was $1,894,593 and $(116,893) for the years ended December 31, 2003 and 2002, respectively. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments—Benefit payments to participants are recorded when paid.

Administrative Plan Expenses—Most expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassifications—Certain 2002 balances have been reclassified to conform with the 2003 presentation.

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2003	2002
Common stock - The Talbots, Inc.	$13,315,891	$11,678,868
AETC Income Fund II	19,139,330	18,256,471
AETC Equity Index II	6,133,671	—
Invesco Total Return Fund	18,225,336	15,057,827
AXP New Dimensions Fund	26,450,350	19,823,847
PIMCo Total Return Fund	6,283,113	5,997,935
Davis New York Venture Fund (Class A)	5,998,842	—

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $13,851,320 and $(13,759,221), respectively, as follows:

	2003	2002
At fair value:
Common stock - The Talbots, Inc.	$1,388,029	$(3,283,741)
Common/collective trusts:
AETC Income Fund II	717,500	793,788
AETC Equity Index Fund II	1,177,093	(910,681)
Mutual funds:
PIMCo Total Return Fund	23,593	40,454
AIM Balanced Class A Fund	123,568	(101,719)
Invesco Total Return Fund	2,298,585	(2,828,360)
New Dimensions Fund	4,954,066	(5,355,688)
Baron Asset Fund	791,360	(679,311)
Janus Overseas Fund	1,143,263	(822,303)
Davis New York Venture Fund (Class A)	1,234,263	(611,660)

Total	$13,851,320	$(13,759,221)

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by AETC. AETC is the trustee and custodian as defined by the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were $13,337 and $15,758 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 1,151,268 and 1,102,404 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $14,433,397 and $14,032,578, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $163,393 and $142,415, respectively, from common stock of the Company.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	TAX STATUS OF THE PLAN

The Plan obtained a favorable determination letter, dated May 28, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $100,668 and $111,134 in 2003 and 2002, respectively. This amount is reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

* * * * * *

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

a)	b) Identity of Issue,	c) Description of Investment, Including	d) Cost	e) Current
	Borrower, Lessor or	Maturity Date, Interest Rate,	**	Value
	Similar Party	Collateral, and Par or Maturity Value
	Mutual Funds:
	PIMCo Funds	PIMCo Total Return Fund		$6,283,113
	AIM	AIM Balanced Class A Fund		1,005,432
	Invesco	Invesco Total Return Fund		18,225,336
*	American Express Financial	New Dimensions Fund		26,450,350
	Advisors AXP
	Baron Funds	Baron Asset Fund		4,339,750
	Davis Funds	Davis New York Venture Fund (Class A)		5,998,842
	Janus	Janus Overseas Fund		4,772,198

		Total Mutual Funds		67,075,021
	Common/collective Trusts:
*	American Express Trust Co.	AETC Income Fund II		19,139,330
*	American Express Trust Co.	AETC Equity Index Fund II		6,133,671

		Total Common/collective Trusts:		25,273,001

*	The Talbots, Inc.	Common stock		13,315,891

*	Participants	Participant loans (Interest rates ranging from 5.0% to 10.5%; various maturity dates through May 9, 2013)		2,662,473

		TOTAL INVESTMENTS		$108,326,386

* Party-in-interest

** Cost information is not required for participant-directed investments, and therefore has not been included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

Date: June 28, 2004	By:	/s/ Edward L. Larsen

Edward L. Larsen Administrative Committee Member
	By:	/s/ Stuart M. Stolper

Stuart M. Stolper Administrative Committee Member

Exhibit Index

23.1	Consent of independent registered public accounting firm